Filed Pursuant to Rule 424(b)(5)
                                                   Commission File No. 333-39085


           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED NOVEMBER 19, 1997

                                   $95,000,000
                            INDIANA GAS COMPANY, INC.
                           Medium-Term Notes, Series F
                  Due Not Less Than 9 Months From Date of Issue

                                 --------------

         Indiana Gas Company, Inc. (the "Company") may offer from time to time its Medium-Term Notes, Series F (the "Notes") in the aggregate initial offering price of up to $95,000,000 subject to reduction as a result of the sale of other Debt Securities as described in the accompanying Prospectus. Each Note will mature on a date not less than 9 months from its date of issue. Each Note may also be subject to redemption at the option of the Company or be repayable by the Company in whole or in part at the option of the Holder prior to maturity.

         Each Note will bear interest at a fixed rate or at a floating rate determined by reference to the Commercial Paper Rate, LIBOR, Treasury Rate, CD Rate, CMT Rate, Federal Funds Rate or the Prime Rate or any other Base Rate, as selected by the purchaser and agreed to by the Company, adjusted by the Spread and/or Spread Multiplier, if any, applicable to such Note. Unless otherwise indicated in the Pricing Supplement to this Prospectus Supplement, interest on each Fixed Rate Note will be payable semiannually in arrears on each March 15 and September 15 and at maturity or redemption or repayment, if any.

         The interest rate or interest rate formula, Issue Price, Stated Maturity, Interest Payment Dates, redemption provisions and certain other terms with respect to each Note will be established at the time of issuance and set forth in a Pricing Supplement to this Prospectus Supplement.

         Each Note will be issued in book-entry form and will be represented by a Global Note registered in the name of a nominee of The Depository Trust Company, as Depositary, unless the applicable Pricing Supplement specifies that the related Notes will be evidenced by certificates issued in definitive form. Interests in Global Notes representing Book-Entry Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Book-Entry Notes will not be issuable as
Certificated Notes except under the circumstances described herein. See "Supplemental Description of the Notes".

                                 --------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 --------------

                    Price to            Agents'              Proceeds to
                    Public (1)     Commissions (1) (2)       Company (2)(3)
                    ----------     -------------------       --------------
Per Note . .  . . .    100%         .125% - .750%               99.875% - 99.250%
Total  . . .  . .$95,000,000       $118,750 - $712,500       $94,881,250 - $94,287,500

------------------
(1) Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, or one or more other agents appointed by the Company (the "Agents"), may purchase Notes, as principal, from the Company, for resale to investors and other purchasers at varying prices relating to prevailing market prices at the time of resale as determined by the Agents or, if so specified in the applicable Pricing Supplement, for resale at a fixed offering price. Unless otherwise specified in the applicable Pricing Supplement, any Note sold to the Agents as principal will be purchased by the Agents at a price equal to 100% of the principal amount thereof less a percentage of the principal amount equal to the commission applicable to an agency sale (as described below) of a Note of identical maturity. If agreed to by the Company and the Agents, the Agents may utilize their reasonable efforts on an agency basis to solicit offers to purchase the Notes at 100% of the principal amount thereof, unless otherwise specified in the applicable Pricing Supplement. The Company will pay a commission to the Agents, ranging from .125% to .750% of the principal amount of a Note, depending upon its stated maturity, sold through the Agents, unless otherwise specified in the applicable Pricing Supplement. Commissions with respect to Notes with stated maturities in excess of 30 years that are sold through the Agents will be negotiated between the Company and the Agents at the time of such sale. See "Supplemental Plan of Distribution."

(2) The Company has agreed to indemnify the Agents against certain liabilities including liabilities under the Securities Act of 1933. See "Supplemental Plan of Distribution".

(3) Before deduction of expenses payable by the Company estimated at $237,000, including reimbursement of certain expenses of the Agents.

                                 --------------

The Notes are being offered on a continuing basis by the Company to or through the Agents. Unless otherwise specified in the applicable Pricing Supplement, the Notes will not be listed on any securities exchange. There is no assurance that the Notes offered hereby will be sold or, if sold, that there will be a secondary market for the Notes or liquidity in the secondary market if one develops. The Company reserves the right to cancel or modify the offer made hereby without notice. The Company or an Agent, if it solicits the offer on any agency basis, may reject any offer to purchase Notes in whole or in part. See "Supplemental Plan of Distribution."

                               Merrill Lynch & Co.
                                 --------------
           The date of this Prospectus Supplement is November 19, 1997

         CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE AGENTS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, THE NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "SUPPLEMENTAL PLAN OF DISTRIBUTION."


                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

         The selected consolidated financial information of the Company set forth below has been derived from audited consolidated financial statements and should be read in conjunction with the audited consolidated financial statements and other information of Indiana Energy, Inc., the Company's parent, contained in the Company's Report on Form 8-K dated November 14, 1997.

                                                    Fiscal Years Ended September 30
                                    ==============================================================
                                    1997            1996         1995         1994         1993
                                              (in thousands, except ratios)
Income Statement Data:
  Operating Revenues              $530,407        $530,594     $403,810      $475,297     $499,278
  Restructuring Charge (1)          39,531          --           --            --           --
  Operating Income                  29,011          53,553       46,188        47,843       44,273
  Net Income (1)                    13,478          38,630       32,109        34,596       28,534
  Earnings Available for
   Common Stock (1)               $ 13,478        $ 38,630     $ 32,109      $ 34,596     $ 28,249
  Ratio of Earnings to Fixed
   Charges (2)                         2.2             4.6          4.1           4.1          3.5

------------

(1) Operating income, net income and earnings available for common stock reflect a restructuring charge of $39.5 million ($24.5 million after tax) recorded by the Company in the fourth quarter of fiscal 1997. The restructuring charge, which was approved by the Company's Board of Directors, results from a restructuring of the Company's operations, including the implementation of several actions designed to reduce its operating costs and position it to remain a competitive choice for energy customers. Included in the restructuring charge are costs associated with the Company's workforce reductions and the write-off and write down of certain assets.

(2)      For the purpose of  computing  the ratio of earnings to fixed  charges,
         (i) earnings consist of net income to which have been added income taxes, investment tax credits and fixed charges and (ii) fixed charges include interest charges, amortization of debt discount and expense, and the estimated interest component of rents. The Company's ratio of earnings to fixed charges for fiscal 1997 before the restructuring charge was 4.4.

                                 CAPITALIZATION

         The following table sets forth the historical capitalization of the Company as of September 30, 1997.

                                                        September 30, 1997
                                                     =========================
                                                     Actual            Percent
                                                     ------            -------
                                                     (dollars in thousands)
                                                            (unaudited)
         Capitalization:
                  Long Term Debt (1)                 $189,733           41.4%
                  Common Stock Equity                  268,762          58.6
                                                     ---------         -----
                  Total Capitalization               $458,495          100.0%
------------

(1)      Includes current maturities; excludes sinking fund requirements.

                                 USE OF PROCEEDS

         The net proceeds from the sale of the Notes will be used to finance, in part, the refunding of long-term debt, the Company's continuing construction program and other corporate purposes.

         Capital expenditures for the fiscal year 1997 were approximately $72,000,000 and the Company expects that approximately $68,000,000 will be expended in fiscal year 1998 and approximately $63,000,000 will be expended in fiscal year 1999. In fiscal 1997, 58% of the Company's capital expenditures was provided by funds generated internally (utility income less dividends plus charges to utility income not requiring funds). In fiscal 1996, 70% of capital expenditures was provided by funds generated internally.


                      SUPPLEMENTAL DESCRIPTION OF THE NOTES

         The following description of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Notes set forth under "Description of Debt Securities" in the accompanying Prospectus, to which description reference is hereby made. Capitalized terms used herein, unless otherwise noted, are defined in the accompanying Prospectus or in the Indenture.

         Unless otherwise specified in the applicable Pricing Supplement, the following description of Notes will apply.

General

         The Notes will be issued as a series of debt securities under the Indenture. The Notes will be limited in aggregate initial offering price to $95,000,000, subject to reduction as a result of the sale of other Debt Securities as described in the accompanying Prospectus.

         The Notes will be issued in fully registered form only, without coupons. Each Note will be issued initially in book-entry form (a "Book-Entry Note") or in certificated form (a "Certificated Note"). Each Book-Entry Note will be represented by one or more fully registered global notes (a "Global Note") registered in the name of a nominee of The Depository Trust Company, as Depositary. Except as set forth herein under "Book-Entry Notes" or in any Pricing Supplement relating to specific Notes, the Notes will not be issued as Certificated Notes. The authorized denominations of Notes will be $1,000 and any larger amount that is an integral multiple of $1,000. Interest rates offered by the Company with respect to the Notes may differ depending upon, among other things, the aggregate principal amount of the Notes purchased in any single transaction.

         Each Note will mature on a date not less than 9 months from its date of issue, as selected by the purchaser and agreed to by the Company. Each Note may also be subject to redemption at the option of the Company or repayment at the option of the Holder prior to its Stated Maturity (as defined below).

         The Pricing Supplement relating to a Note will describe the following terms: (i) whether such Note will bear interest at a fixed rate (a "Fixed Rate Note") or will bear interest at a floating rate (a "Floating Rate Note"); (ii) the price (expressed as a percentage of the aggregate principal amount thereof) at which such Note will be issued (the "Issue Price"); (iii) the date on which such Note will be issued (the "Original Issue Date"); (iv) the date on which such Note will mature (the "Stated Maturity"); (v) if such Note is a Fixed Rate Note, the rate per annum at which such Note will bear interest, if any, and the Interest Payment Dates: (vi) if such Note is a Floating Rate Note, the Base Rate, the Initial Interest Rate, the Interest Reset Period, the Interest Reset Dates, the Interest Payment Dates, the Index Maturity, the Maximum Interest Rate, if any, the Minimum Interest Rate, if any, the Spread and/or Spread Multiplier, if any (all as defined below), and any other terms relating to the particular method of calculating the interest rate for such Notes; (vii) if such Note may be redeemed at the option of the Company, or repaid at the option of the Holder, prior to Stated Maturity as described under "Redemption," "Repayment at the Option of the Holder" or "Limited Right of Estate Redemption at the Option of Beneficial Owner" below, a description of the provisions relating to such redemption or repayment; (viii) any sinking fund or other mandatory redemption provisions applicable to such Note; (ix) if such Note will be issued as a Certificated Note, a statement to that effect; (x) any other terms of such Note not inconsistent with the provisions of the Indenture; (xi) the identity of any additional Agent through or to whom the Note is sold; and (xii) the amount of discounts or commissions to be paid to an Agent if different from those specifically set forth in the Distribution Agreement (as defined below).

         Interest rates offered by the Company with respect to the Notes may differ depending upon, among other factors, the aggregate principal amount of Notes purchased in any single transaction. Notes with similar variable terms other than interest rates, as well as Notes with different other variable terms, may be offered concurrently to different investors. Interest rates or formulas and other terms of Notes are subject to change by the Company from time to time, but no such change will affect any Note previously issued or as to which an offer to purchase has been accepted by the Company.

         Unless otherwise specified in the applicable Pricing Supplement, "Interest Payment Date," in the case of Fixed Rate Notes, means each March 15 and September 15 and in the case of Floating Rate Notes, has the meaning specified under the caption "Floating Rate Notes" below.

Payment of Principal and Interest

         Payments of interest on the Notes will be made by wire transfer in immediately available funds (except that interest on Certificated Notes will be paid by check except in certain circumstances) to the Holders of such Notes (which, in the case of Global Notes representing Book-Entry Notes, will be a nominee of the Depositary (as defined below)) as of the Regular Record Date (as defined below) on each Interest Payment Date and at Stated Maturity or upon earlier redemption or repayment; provided, however, that if the Original Issue Date of a Note is after a Regular Record Date and before the corresponding Interest Payment Date, interest for the period from and including the Original Issue Date for such Note to but excluding such Interest Payment Date will be paid on the next succeeding Interest Payment Date to the Holder of such Note on the related Regular Record Date.

         The Company has appointed First Trust National Association as Paying Agent for the Notes. Unless otherwise specified in the applicable Pricing Supplement, the principal of the Notes and any premium thereon payable at Stated Maturity or upon earlier redemption or repayment will be paid by wire transfer in immediately available funds (except that payments on Certificated Notes will be made by check except in certain circumstances) upon surrender thereof at the office of First Trust National Association, New York, New York.

         If, with respect to any Fixed Rate Note, any Interest Payment Date, date of redemption ("Redemption Date"), Optional Repayment Date (as defined below) or the Stated Maturity is not a Business Day (as defined below), payment of amounts due on such Fixed Rate Note on such date may be made on the next succeeding Business Day as if each such payment were made on the date such payment were due and no interest shall accrue on such amounts for the period from and after such Interest Payment Date, Redemption Date, Optional Repayment Date or the Stated Maturity, as the case may be, to such Business Day.

         If, with respect to any Floating Rate Note, any Interest Payment Date is not a Business Day, such Interest Payment Date shall be the next succeeding Business Day, except that, if such Note is a LIBOR Note (as defined below) and such next succeeding Business Day is in the next succeeding calendar month, such Interest Payment Date shall be the immediately preceding Business Day. If the Stated Maturity, Redemption Date or Optional Repayment Date of a Floating Rate
Note is not a Business Day, payments of principal, premium if any, and interest due on such Floating Rate Note may be made on the next succeeding Business Day, and no interest shall accrue on such amounts for the period from and after such Stated Maturity, Redemption Date or Optional Repayment Date, as the case may be, to such Business Day.

         The "Regular Record Date" with respect to any Interest Payment Date for a Floating Rate Note will be the date (whether or not a Business Day) fifteen calendar days immediately preceding such Interest Payment Date, and for a Fixed Rate Note (unless otherwise specified in the applicable Pricing Supplement) shall be the March 1 or September 1 (whether or not a Business Day) immediately preceding an Interest Payment Date for Fixed Rate Notes.

         "Business Day" with respect to any Note means any day, other than a Saturday or Sunday, which is (i) not a day on which banking institutions or trust companies in The City of New York, New York are authorized or required by law, regulation or executive order to remain closed and (ii) if such Note is a LIBOR Note (as defined below), is also a London Banking Day. "London Banking Day" with respect to any Note means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

Fixed Rate Notes

         Unless otherwise specified in the applicable Pricing Supplement, each Fixed Rate Note will bear interest from its Original Issue Date at the rate per annum stated on the face thereof until the principal amount thereof is paid or made available for payment. Unless otherwise specified in the applicable Pricing Supplement, interest on each Fixed Rate Note will be payable semiannually in arrears on each Interest Payment Date and at Stated Maturity or upon earlier redemption or repayment. Interest payments in respect of Fixed Rate Notes will equal the amount of interest accrued from and including the immediately preceding Interest Payment Date in respect of which interest has been paid or duly made available for payment (or from and including the Original Issue Date, if no interest has been paid with respect to the applicable Note) to but excluding the related Interest Payment Date or the date of Stated Maturity, redemption or repayment, as the case may be. Interest on Fixed Rate Notes will be computed on the basis of a 360-day year of twelve 30-day months.

Floating Rate Notes

         Each Floating Rate Note will bear interest from its Original Issue Date to the first Interest Reset Date (as defined below) for such Note at the Initial Interest Rate (the "Initial Interest Rate") set forth on the face thereof and in the applicable Pricing Supplement. Thereafter, the interest rate on such Note for each Interest Reset Period will be determined by reference to an interest rate basis (the "Base Rate"), plus or minus the Spread, if any, and/or multiplied by the Spread Multiplier, if any. The "Spread" is the number of basis points (one basis point equals one one-hundredth of a percentage point) that may be specified in the applicable Pricing Supplement as being applicable to such Note, and the "Spread Multiplier" is the percentage that may be specified in the applicable Pricing Supplement as being applicable to such Note. The applicable Pricing Supplement will designate one of the following Base Rates as applicable to a Floating Rate Note: (i) the Commercial Paper Rate (a "Commercial Paper Rate Note"), (ii) LIBOR (a "LIBOR Note"), (iii) the Treasury Rate (a "Treasury Rate Note"), (iv) the CD Rate (a "CD Rate Note"), (v) the CMT Rate (a "CMT Rate Note"), (vi) the Federal Funds Rate (a "Federal Funds Rate Note"), (vii) the Prime Rate (a "Prime Rate Note"), or (viii) such other Base Rate or formula as is set forth in such Pricing Supplement and in such Note. As used herein, the "Index Maturity" for any Note is the period from issuance to maturity of the instrument or obligation from which the Base Rate is calculated; "H.15(519)" means the publication entitled "Statistical Release H.15(519), Selected Interest Rates," or any successor publication, published by the Board of Governors of the Federal Reserve System; and "Composite Quotations" means the daily statistical release entitled "Composite 3:30 p.m. Quotations for U.S. Government Securities" or any successor release published by the Federal Reserve Bank of New York.

         As specified in the applicable Pricing Supplement, a Floating Rate Note also may have either or both of the following (in each case expressed as a rate per annum on a simple interest basis): (i) a maximum limitation, or ceiling, on the rate at which interest may accrue during any interest period ("Maximum Interest Rate") and (ii) a minimum limitation, or floor, on the rate at which interest may accrue during any interest period ("Minimum Interest Rate"). Notwithstanding any Maximum Interest Rate that may be applicable to any Floating Rate Note, the interest rate on a Floating Rate Note will in no event be higher than the maximum rate permitted by applicable law, as the same may be modified by United States law of general application. The Notes will be governed by the law of the State of Indiana.

         The Company will appoint, and enter into an agreement with, an agent (the "Calculation Agent") to calculate interest rates on Floating Rate Notes. Unless otherwise specified in the applicable Pricing Supplement, the Trustee will be the Calculation Agent. All determinations of interest rates by the Calculation Agent shall, in the absence of manifest error, be conclusive for all purposes and binding upon the Holders of the Floating Rate Notes.

         The interest rate on each Floating Rate Note will be reset daily, weekly, monthly, quarterly, semiannually or annually (such period being the "Interest Reset Period" for such Note, and the first day of each Interest Reset Period being an "Interest Reset Date"), as specified in the applicable Pricing Supplement. Unless otherwise specified in the applicable Pricing Supplement, the Interest Reset Dates will be, in the case of Floating Rate Notes that reset daily, each Business Day; in the case of Floating Rate Notes (other than Treasury Rate Notes) that reset weekly, Wednesday of each week; in the case of Treasury Rate Notes that reset weekly, Tuesday of each week (except as provided below under "Treasury Rate Notes"); in the case of Floating Rate Notes that reset monthly, the third Wednesday of each month; in the case of Floating Rate Notes that reset quarterly, the third Wednesday of March, June, September and December of each year; in the case of Floating Rate Notes that reset semiannually, the third Wednesday of each of two months of each year specified in the applicable Pricing Supplement; and, in the case of Floating Rate Notes that reset annually, the third Wednesday of one month of each year specified in the applicable Pricing Supplement. If an Interest Reset Date for any Floating Rate Note would otherwise be a day that is not a Business Day, such Interest Reset Date shall be the next succeeding Business Day, except that, in the case of a LIBOR Note, if such Business Day is in the next succeeding calendar month, such Interest Reset Date shall be the immediately preceding Business Day.

         Unless otherwise specified in the applicable Pricing Supplement, interest payable in respect of Floating Rate Notes will be the accrued interest from and including the Original Issue Date or the last date to which interest has been paid, as the case may be, to but excluding the immediately succeeding Interest Payment Date or the date of Stated Maturity, redemption or repayment, as the case may be.

         Unless otherwise specified in the applicable Pricing Supplement, with respect to a Floating Rate Note, accrued interest will be calculated by multiplying the outstanding principal amount of such Note by an accrued interest factor. Such accrued interest factor will be computed by adding the interest factors calculated for each day in the period for which accrued interest is being calculated. The interest factor (expressed as a decimal calculated to seven decimal places without rounding) for each such day is computed by dividing the interest rate in effect on such day by 360, in the case of Commercial Paper Rate Notes, CD Rate Notes, Prime Rate Notes, Federal Funds Rate Notes and LIBOR Notes or by the actual number of days in the year, in the case of CMT Rate Notes or Treasury Rate Notes. For purposes of making the foregoing calculation, the interest rate in effect on any Interest Reset Date will be the applicable rate as reset on such date.

         Unless otherwise specified in the applicable Pricing Supplement, all percentages resulting from any calculation of the rate of interest on a Floating Rate Note will be rounded, if necessary, to the nearest 1/100,000 of 1% (.0000001), with five one-millionths of a percent point rounded upward, and all dollar amounts used in or resulting from such calculation on Floating Rate Notes will be rounded to the nearest cent (with .5 of a cent being rounded upward).

         Unless otherwise specified in the applicable Pricing Supplement and except as provided below, interest will be payable in arrears (i) on the following Interest Payment Dates: in the case of Floating Rate Notes that reset daily, weekly or monthly, on the third Wednesday of each month or on the third Wednesday of March, June, September and December of each year, as specified in the applicable Pricing Supplement; in the case of Floating Rate Notes that reset quarterly, on the third Wednesday of March, June, September and December of each year; in the case of Floating Rate Notes that reset semiannually, on the third
Wednesday of each of two months of each year specified in the Pricing Supplement; and in the case of Floating Rate Notes that reset annually, on the third Wednesday of one month of each year specified in the applicable Pricing Supplement, and (ii) at Stated Maturity or upon earlier redemption or repayment.

         Upon the request of the Holder of any Floating Rate Note, the Calculation Agent for such Note will provide the interest rate then in effect and, if determined, the interest rate that will become effective on the next Interest Reset Date with respect to such Floating Rate Note.

         As used herein, "Interest Determination Date" means the date as of which the interest rate for a Floating Rate Note is to be calculated, to be effective as of the following Interest Reset Date and calculated on the related Calculation Date (as defined below). Unless otherwise specified in the applicable Pricing Supplement, the "Interest Determination Date" pertaining to an Interest Reset Date for Commercial Paper Rate Notes, CD Rate Notes, CMT Rate Notes, Federal Funds Rate Notes and Prime Rate Notes will be the second Business Day next preceding such Interest Reset Date; the Interest Determination Date pertaining to an Interest Reset Date for LIBOR Notes will be the second London Banking Day next preceding such Interest Reset Date; and the Interest Determination Date pertaining to an Interest Reset Date for Treasury Rate Notes will be the day of the week in which such Interest Reset Date falls on which Treasury Bills (hereafter defined) are normally auctioned. At the date of this Prospectus Supplement, Treasury Bills are normally sold at auction on Monday of each week, unless that day is a legal holiday, in which case the auction is normally held on the following Tuesday, except that such auction may be held on the preceding Friday. If, as the result of a legal holiday, an auction is so held on the preceding Friday, such Friday will be the Interest Determination Date pertaining to the Interest Reset Date occurring in the next succeeding week. If an auction date shall fall on a day that otherwise would be an Interest Reset Date for a Treasury Rate Note, such Interest Reset Date will be the next following Business Day. If no auction is held for a particular week, the Interest Determination Date pertaining to the Interest Reset Date occurring in that week will be the first Business Day of that week.

         Unless otherwise specified in the applicable Pricing Supplement, the "Calculation Date", if applicable, pertaining to any Interest Determination Date will be the earlier of (i) the tenth calendar day after such Interest Determination Date, or, if such day is not a Business Day, the next succeeding Business Day or (ii) the Business Day immediately preceding the applicable Interest Payment Date or the Stated Maturity, as the case may be.

Commercial Paper Rate Notes

         Each Commercial Paper Rate Note will bear interest for each Interest Reset Period at an interest rate calculated with reference to the Commercial Paper Rate and the Spread and/or Spread Multiplier, if any, specified in such Note and in the applicable Pricing Supplement.

         Unless otherwise specified in the applicable Pricing Supplement, the "Commercial Paper Rate" means, with respect to any Interest Determination Date relating to a Commercial Paper Rate Note (a "Commercial Paper Rate Determination Date"), the Money Market Yield (as defined below) on such date of the rate for commercial paper having the Index Maturity specified in the applicable Pricing Supplement, as such rate shall be published in H.15(519) under the caption "Commercial Paper - Nonfinancial." In the event that such rate is not published prior to 3:00 p.m., New York City time, on the Calculation Date, then the "Commercial Paper Rate" for such Interest Reset Period will be the Money Market Yield as of such Commercial Paper Rate Determination Date of the rate for commercial paper of the specified Index Maturity as published in Composite Quotations under the heading "Commercial Paper." If by 3:00 p.m., New York City time, on the Calculation Date such rate is not yet published in either H.15
(519) or Composite Quotations, then the "Commercial Paper Rate" for such Interest Reset Period shall be the Money Market Yield of the arithmetic mean of the offered rates, as of 11:00 a.m., New York City time, on such Commercial Paper Rate Determination Date of three leading dealers in commercial paper in The City of New York selected by the Calculation Agent, in its discretion, for commercial paper of the specified Index Maturity placed for an industrial issuer whose bonds are rated "AA", or the equivalent, by a nationally recognized rating agency; provided, however, that if the dealers selected as aforesaid are not quoting offered rates described in this sentence, the "Commercial Paper Rate" for such Interest Reset Period will be deemed to be the same as the Commercial Paper Rate for the immediately preceding Interest Reset Period (or, if there was no such Interest Reset Period, the Initial Interest Rate).

         "Money Market Yield" will be a yield calculated in accordance with the following formula:

                                            D x 360
         Money Market Yield =               ------------------   x   100
                                            360 - (D x M)
where "D" refers to the applicable per annum rate for commercial paper quoted on a bank discount basis and expressed as a decimal, and "M" refers to the actual number of days in the interest period for which accrued interest is being calculated.

LIBOR Notes

         Each LIBOR Note will bear interest for each Interest Reset Period at an interest rate calculated with reference to LIBOR and the Spread and/or Spread Multiplier, if any, specified in such Note and in the applicable Pricing Supplement.

         Unless otherwise specified in the applicable Pricing Supplement, "LIBOR" for each Interest Reset Period will be determined by the Calculation Agent as follows:

                (i) With respect to an Interest Determination Date relating to a LIBOR Note (a "LIBOR Interest Determination Date") LIBOR will be, as specified in the applicable Pricing Supplement, either (a) if "LIBOR Reuters" is specified in the applicable Pricing Supplement, the arithmetic mean of the offered rates for deposits in U.S. dollars for the period of the Index Maturity specified in the applicable Pricing Supplement (commencing on the Interest Reset Date), which appear on the Reuters Screen LIBO Page as of 11:00 a.m., London time, on such LIBOR Determination Date, if at least two such offered rates appear on the Reuters Screen LIBO Page ("LIBOR Reuters") or (b) if "LIBOR Telerate" is specified in the applicable Pricing Supplement, the offered rate for deposits in U.S. dollars having the Index Maturity specified in the applicable Pricing Supplement that appears on the Telerate Page 3750 as of 11:00 a.m., London time, on that LIBOR Determination Date ("LIBOR Telerate"). "Reuters Screen LIBO Page" means the display designated as page "LIBO" on the Reuters Monitor Money Rates Service (or such other page as may replace the LIBOR page on that service for the purpose of displaying London interbank offered rates of major banks). "Telerate Page 3750" means the display designated as page "3750" on the Telerate Service (or such other page as may replace the 3750 page on that service or such other service or services as may be nominated by the British Bankers' Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits). If neither LIBOR Reuters nor LIBOR Telerate is specified in the applicable pricing supplement, LIBOR will be determined as if LIBOR Telerate had been specified. In the case where (a) above applies, if fewer than two offered rates appear on the Reuters Screen LIBO Page, or, in the case where (b) above applies, if no rate appears on the Telerate Page 3750, as applicable, LIBOR with respect to that Interest Reset Date will be determined as if the parties had specified the rate described in (ii) below.

                        (ii) The Calculation Agent will request the principal London office of each of four major banks in the London interbank market selected by the Calculation Agent, in its discretion, to provide the Calculation Agent with its offered quotations for deposits in U.S. dollars for the period of the specified Index Maturity, commencing on the Interest Reset Date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on such LIBOR Determination Date and in a principal amount equal to an amount not less than $1,000,000 that is representative of a single transaction in such market at such time. If at least two such quotations are provided, "LIBOR" for such Interest Reset Period will be the arithmetic mean of such quotations. If fewer than two such quotations are provided, "LIBOR" for such Interest Reset Period will be the arithmetic mean of rates quoted by three major banks in The City of New York selected by the Calculation Agent, in its discretion, at approximately 11:00 a.m., New York City time, on such LIBOR Determination Date for loans in U.S. dollars to leading European banks, for the period of the specified Index Maturity commencing on such Interest Reset Date, and in a principal amount equal to an amount not less than $1,000,000 that is representative of a single transaction in such market at such time; provided, however, that if fewer than three banks selected as aforesaid by the Calculation Agent are quoting rates as described in this sentence, "LIBOR" for such Interest Reset Period will be deemed to be the same as LIBOR for the immediately preceding Interest Reset Period (or, if there was no such Interest Reset Period, the Initial Interest
         Rate).

Treasury Rate Notes

         Each Treasury Rate Note will bear interest for each Interest Reset Period at an interest rate calculated with reference to the Treasury Rate and the Spread and/or Spread Multiplier, if any, specified in such Note and in the applicable Pricing Supplement.

         Unless otherwise specified in the applicable Pricing Supplement, the "Treasury Rate" means, with respect to any Interest Determination Date relating to a Treasury Note (a "Treasury Rate Determination Date"), the rate for the auction held on such Treasury Rate Determination Date of direct obligations of the United States ("Treasury bills") having the Index Maturity specified in the applicable Pricing Supplement, as such rate shall be published in H.15(519) under the heading "U.S. Government Securities-Treasury bills-auction average (investment)" or, in the event that such rate is not published prior to 3:00 p.m., New York City time, on the Calculation Date, the auction average rate (expressed as a bond equivalent on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) on such Treasury Rate Determination Date as otherwise announced by the United States Department of the Treasury. In the event that the results of the auction of Treasury bills having the specified Index Maturity are not published or reported as provided above by 3:00 p.m., New York City time, on such Calculation Date, or if no such auction is held on such Treasury Rate Determination Date, then the "Treasury Rate" for such Interest Reset Period will be calculated by the Calculation Agent and will be a yield to maturity (expressed as a bond equivalent on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) of the arithmetic mean of the secondary market bid rates, as of approximately 3:30 p.m., New York City time, on such Treasury Rate Determination Date of three leading primary United States Government securities dealers selected by such Calculation Agent for the issue of Treasury bills with a remaining maturity closest to the specified Index
Maturity: provided, however, that if the dealers selected as aforesaid by the Calculation Agent are not quoting bid rates as described in this sentence, then the "Treasury Rate" for such Interest Reset Period will be deemed to be the same as the Treasury Rate for the immediately preceding Interest Reset Period (or, if there was no such Interest Reset Period, the Initial Interest Rate).

CD Rate Notes

         CD Rate Notes will bear interest at the rates (calculated with reference to the CD Rate and the Spread and/or Spread Multiplier, if any) specified in such CD Rate Notes and in the applicable Pricing Supplement.

         Unless otherwise specified in the applicable Pricing Supplement, "CD Rate" means, with respect to any Interest Determination Date relating to a CD Rate Note (a "CD Rate Interest Determination Date"), the rate on such date for negotiable certificates of deposit having the Index Maturity specified in the applicable Pricing Supplement as published in H.15(519) under the heading "CDs (Secondary Market)," or, if not published by 3:00 p.m., New York City time, on the related Calculation Date, the rate on such CD Rate Interest Determination Date for negotiable certificates of deposit of the Index Maturity specified in the applicable Pricing Supplement as published in Composite Quotations under the heading "Certificates of Deposit." If such rate is not yet published in either H.15(519) or Composite Quotations by 3:00 p.m., New York City time, on the related Calculation Date, then the CD Rate on such CD Rate Interest Determination Date will be calculated by the Calculation Agent and will be the arithmetic mean of the secondary market offered rates as of 10:00 a.m., New York City time, on such CD Rate Interest Determination Date of three leading nonbank dealers in negotiable United States dollar certificates of deposit in The City of New York (which may include an Agent or its affiliates) selected by the Calculation Agent for negotiable certificates of deposit of major United States money market banks for negotiable certificates of deposit with a remaining maturity closest to the Index Maturity designated in the applicable Pricing Supplement in an amount that is representative for a single transaction in that market at that time; provided, however, that if the dealers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the CD Rate determined as of such CD Rate Interest Determination Date will be the CD Rate in effect for the immediately preceding Interest Reset Period (or, if there was no such Interest Reset Period, the Initial Interest Rate).

CMT Rate Notes

         CMT Rate Notes will bear interest at the rates (calculated with reference to the CMT Rate and the Spread and/or Spread Multiplier, if any) specified in such CMT Rate Notes and any applicable Pricing Supplement.

         Unless otherwise specified in the applicable Pricing Supplement, "CMT Rate" means, with respect to any Interest Determination Date relating to a CMT Rate Note (a "CMT Rate Interest Determination Date"), the rate displayed on the Designated CMT Telerate Page (as defined below) under the caption "--- Treasury Constant Maturities --- Federal Reserve Board Release H.15 --- Mondays Approximately 3:45 p.m.," under the column for the Designated CMT Maturity Index (as defined below) for (i) if the Designated CMT Telerate Page is 7055, the rate on such CMT Rate Interest Determination Date and (ii) if the Designated CMT Telerate page is 7052, the week, or the month, as applicable, ended immediately preceding the week in which the related CMT Rate Interest Determination Date occurs. If such rate is no longer displayed on the relevant page, or if not displayed by 3:00 p.m., New York City time, on the related Calculation Date, then the CMT Rate for such CMT Rate Interest Determination Date will be such treasury constant maturity rate for the Designated CMT Maturity Index as published in the relevant H.15(519). If such rate is no longer published, or if not published by 3:00 p.m., New York City time, on the related Calculation Date, then the CMT Rate for such CMT Rate Interest Determination Date will be such treasury constant maturity rate for the Designated CMT Maturity Index (or other United States Treasury rate for the Designated CMT Maturity Index) for the CMT Rate Interest Determination Date with respect to such Interest Reset Date as may then be published by either the Board of Governors of the Federal Reserve System or the United States Department of the Treasury that the Calculation Agent determines to be comparable to the rate formerly displayed on the Designated CMT Telerate Page and published in the relevant H.15(519). If such information is not provided by 3:00 p.m., New York City time, on the related Calculation Date, then the CMT Rate for the CMT Rate Interest Determination Date will be calculated by the Calculation Agent and will be a yield to maturity, based on the arithmetic mean of the secondary market closing offer side prices as of approximately 3:30 p.m., New York City time, on the CMT Rate Interest Determination Date reported, according to their written records, by three leading primary United States government securities dealers (each, a "Reference Dealer") in The City of New York (which may include an Agent or its affiliates) selected by the Calculation Agent (from five such Reference Dealers selected by the Calculation Agent and eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest)), for the most recently issued direct noncallable fixed rate obligations of the United States ("Treasury Notes") with an original maturity of approximately the Designated CMT Maturity Index and a remaining term to maturity of not less than such Designated CMT Maturity Index minus one year. If the Calculation Agent cannot obtain three such Treasury Note quotations, the CMT Rate for such CMT Rate Interest Determination Date will be calculated by the Calculation Agent and will be a yield to maturity based on the arithmetic mean of the secondary market offer side prices as of approximately 3:30 p.m., New York City time, on the CMT Rate Interest Determination Date of three Reference Dealers in The City of New York (from five such Reference Dealers selected by the Calculation Agent and eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest)), for Treasury Notes with an original maturity of the number of years that is the next highest to the Designated CMT Maturity Index and a remaining term to maturity closest to the Designated CMT Maturity Index and in an amount of at least $100 million. If three or four (and not five) of such Reference Dealers are quoting as described above, then the CMT Rate will be based on the arithmetic mean of the offer prices obtained and neither the highest nor the lowest of such quotes will be eliminated; provided however, that if fewer than three Reference Dealers selected by the Calculation Agent are quoting as described herein, the CMT Rate will be the CMT Rate in effect for the immediately preceding Interest Reset Period (or, if there was no such Interest Reset Period, the Initial Interest Rate). If two Treasury Notes with an original maturity as described in the third preceding sentence have remaining terms to maturity equally close to the Designated CMT Maturity Index, the quotes for the Treasury Note with the shorter remaining term to maturity will be used.

         "Designated CMT Telerate Page" means the display on the Dow Jones Telerate Service on the page designated in the applicable Pricing Supplement (or any other page as may replace such page on that service for the purpose of displaying Treasury Constant Maturities as reported in H.15(519)), for the purpose of displaying Treasury Constant Maturities as reported in H.15(519). If no such page is specified in the applicable Pricing Supplement, the Designated CMT Telerate Page shall be 7052, for the most recent week.

         "Designated CMT Maturity Index" means the original period to maturity of the U.S. Treasury securities (either 1, 2, 3, 5, 7, 10, 20 or 30 years) specified in the applicable Pricing Supplement with respect to which the CMT Rate will be calculated. If no such maturity is specified in the applicable Pricing Supplement, the Designated CMT Maturity Index shall be 2 years.

Federal Funds Rate Notes

         Federal Funds Rate Notes will bear interest at the rates (calculated with reference to the Federal Funds Rate and the Spread and/or Spread
Multiplier, if any) specified in such Federal Funds Rate Notes and in the applicable Pricing Supplement.

         Unless otherwise specified in the applicable Pricing Supplement, "Federal Funds Rate" means, with respect to any Interest Determination Date relating to a Federal Funds Rate Note (a "Federal Funds Rate Interest Determination Date"), the rate on such date for Federal Funds as published in H.15(519) under the heading "Federal Funds (Effective)" or, if not published by 3:00 p.m., New York City time, on the related Calculation Date, the rate on such Federal Funds Rate Interest Determination Date as published in Composite Quotations under the heading "Federal Funds/Effective Rate." If by 3:00 p.m., New York City time, on the related Calculation Date such rate is not published in either H.15(519) or Composite Quotations, then the Federal Funds Rate on such Federal Funds Rate Interest Determination Date will be calculated by the Calculation Agent and will be the arithmetic mean of the rates for the last transaction in overnight United States dollar federal funds arranged by three leading brokers of federal funds transactions in The City of New York (which may include an Agent or its affiliates) selected by the Calculation Agent prior to 9:00 a.m., New York City time, on such Federal Funds Rate Interest Determination Date; provided, however that if the brokers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the Federal Funds Rate determined as of such Federal Funds Rate Interest Determination Date will be the Federal Funds Rate in effect for the immediately preceding Interest Reset Period (or, if there was no such Interest Reset Period, the Initial Interest Rate).

Prime Rate Notes

         Prime Rate Notes will bear interest at the rates (calculated with reference to the Prime Rate and the Spread and/or Spread Multiplier, if any) specified in such Prime Rate Notes and the applicable Pricing Supplement.

         Unless otherwise specified in the applicable Pricing Supplement, "Prime Rate" means, with respect to any Interest Determination Date relating to a Prime Rate Note (a "Prime Rate Interest Determination Date"), the rate on such date published in H.15(519) under the heading "Bank Prime Loan." If such rate is not published prior to 3:00 p.m., New York City time, on the related Calculation Date, then the Prime Rate shall be the arithmetic mean of the rates of interest publicly announced by each bank that appears on the Reuters Screen USPRIME1 Page (as defined below) as such bank's prime rate or base lending rate as is in effect for such Prime Rate Interest Determination Date. If fewer than four such rates appear on the Reuters Screen USPRIME1 Page for such Prime Rate Interest Determination Date, the Prime Rate shall be the arithmetic mean of the prime rates quoted on the basis of the actual number of days in the year divided by a 360-day year as of the close of business on such Prime Rate Interest Determination Date by four major money center banks in The City of New York selected by the Calculation Agent. If fewer than four such quotations are provided, the Prime Rate will be determined by the Calculation Agent on the basis of the rates furnished in The City of New York by three substitute banks or trust companies organized and doing business under the laws of the United States, or any State thereof, each having total equity capital of at least $500 million and being subject to supervision or examination by Federal or State authority, selected by the Calculation Agent to provide such rate or rates; provided, however, that if the banks or trust companies selected as aforesaid are not quoting as mentioned in this sentence, the Prime Rate determined as of such Prime Rate Interest Determination Date will be the Prime Rate in effect for the immediately preceding Interest Reset Period (or, if there was no such Interest Reset Period, the Initial Interest Rate).

         "Reuters Screen, USPRIME1 Page" means the display designated as page "USPRIME1" on the Reuters Monitor Money Rates Service (or such other page as may replace the USPRIME1 page on that service for the purpose of displaying prime rates or base lending rates of major United States banks).

Redemption

         The Pricing Supplement relating to each Note will indicate either that such Note cannot be redeemed prior to Stated Maturity or that such Note will be redeemable at the option of the Company (subject to any refunding limitations described therein) in whole or in part, on any date on or after the date designated as the Initial Redemption Date in such Pricing Supplement, at prices declining from a specified premium, if any, to par, together with accrued interest to the date of redemption.

         The Pricing Supplement relating to each Note will also specify any sinking fund or other mandatory redemption provisions applicable to such Note.

         Notice of redemption shall be given by mail to Holders, not less than 30 days nor more than 60 days prior to the date fixed for redemption, all as provided in the Indenture. As provided in the Indenture, notice of redemption at the election of the Company may state that such redemption shall be conditional upon the receipt by the Trustee of money sufficient to pay the principal of and premium, if any, and interest on a Note on or prior to the date fixed for such redemption; a notice of redemption so conditioned shall be of no force or effect if such money is not so received and, in such event, the Company shall not be required to redeem such Note.

Repayment at the Option of the Holder

         If so specified in the applicable Pricing Supplement, the Notes will be repayable by the Company in whole or in part at the option of the Holders thereof on the date or dates specified in such Pricing Supplement (the "Optional Repayment Dates"). If no Optional Repayment Date is specified with respect to a Note, such Note will not be repayable at the option of the Holder thereof prior to the date of Stated Maturity. Any repayment in part will be in increments of $1,000 or the minimum denomination specified in the applicable Pricing Supplement (provided that any remaining principal amount thereof shall be at least $1,000 or such minimum denomination). Unless otherwise specified in the applicable Pricing Supplement, the repayment price for any Note to be repaid means an amount equal to the sum of (i) the amount of the unpaid principal amount to be repaid thereof plus (ii) accrued interest to the date of repayment. For any Note to be repaid, such Note must be received, together with the form thereon entitled "Option to Elect Repayment" duly completed, by the Trustee at its Corporate Trust Office (or such other address of which the Company shall from time to time notify the Holders) not more than 60 nor less than 30 days prior to the Optional Repayment Date. Exercise of such repayment option by the Holder will be irrevocable.

         While the Book-Entry Notes are represented by the Global Notes held by or on behalf of the Depositary, and registered in the name of the Depositary or the Depositary's nominee, the option for repayment may be exercised by the applicable Participant (as defined below) that has an account with the Depositary, on behalf of the beneficial owners of the Global Note or Notes representing such Book-Entry Notes, by delivering a written notice substantially similar to the above mentioned form to the Trustee at its Corporate Trust Office ( or such other address of which the Company shall from time to time notify the Holders) not more than 60 nor less than 30 days prior to the Optional Repayment Date. Notices of elections from Participants on behalf of beneficial owners of the Global Note or Notes representing such Book-Entry Notes to exercise their option to have such Book-Entry Notes repaid must be received by the Trustee by 5:00 p.m., New York City time, on the day 30 days prior to the Optional Repayment Date. In order to ensure that a notice is received by the Trustee on a particular day, the beneficial owner of the Global Note or Notes representing such Book-Entry Notes must so direct the applicable Participant before such Participant's deadline for accepting instructions for that day. Different firms may have different deadlines for accepting instructions from their customers. Accordingly, beneficial owners of the Global Note or Notes representing Book-Entry Notes should consult the Participants through which they own their interest therein for the respective deadlines for such Participants. All notices shall be executed by a duly authorized officer of such Participant (with signature guaranteed) and shall be irrevocable. In addition, beneficial owners of the Global Note or Notes representing Book-Entry Notes shall effect delivery at the time such notices of election are given to the Depositary by causing the applicable Participant to transfer such beneficial owner's interest in the Global Note or Notes representing such Book-Entry Notes, on the Depositary's records, to the Trustee. See "Book-Entry Notes".

         If applicable, the Company will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended, and any other securities laws or regulations in connection with any such repayment.

         The Company may at any time purchase Notes at any price or prices in the open market or otherwise. Notes so purchased by the Company may be held or resold or, at the discretion of the Company, may be surrendered to the Trustee for cancellation.

Limited Right of Estate Redemption at Option of Beneficial Owner

         If so specified in the applicable Pricing Supplement, the Company will be required to redeem up to $25,000 in principal amount of the Notes per Beneficial Owner (as defined below), upon the death of any Beneficial Owner, following receipt of a request therefor from such Beneficial Owner's personal representative or surviving joint tenant, tenant in common or tenant by the entirety. The Company will not be required to redeem more than $750,000 in aggregate principal amount of the Notes during the period beginning with the date hereof and ending September 15, 1998, or in each succeeding twelve-month period ending September 15 of each year thereafter. The $750,000 annual aggregate limitation is not cumulative from year to year. Requests for redemption upon the death of a Beneficial Owner shall be irrevocable.

         "Beneficial Owner" shall mean, for purposes of this section, the Person who has the power to cause the sale, transfer or other disposition of the Global Note (or portion thereof) and the right to receive proceeds therefrom as well as interest, principal and premium, if any, payable with respect thereto. A Note held in tenancy by the entirety, joint tenancy or tenancy in common will be deemed to be held by a single Beneficial Owner, and the death of a tenant by the entirety, joint tenant or tenant in common will be deemed the death of a Beneficial Owner. The death of a person, who, during his lifetime, was entitled to substantially all of the beneficial interests of ownership of a Note will be deemed the death of a Beneficial Owner, if such beneficial interests can be established to the satisfaction of the Trustee. Such beneficial interests will normally be deemed to exist in typical cases of street name or nominee ownership, ownership by a custodian for the benefit of a minor under the Uniform Gifts to Minors Act or Uniform Transfers to Minors Act, community property or other joint ownership arrangements between a husband and wife (including individual retirement accounts or Keogh plans maintained solely by or for the decedent, or by or for the decedent and his spouse) and trust and certain other arrangements where a person has substantially all of the beneficial interests of ownership of the Notes during his lifetime.

         Subject to the foregoing, the Notes will be redeemed within sixty (60) days after presentment on behalf of a deceased Beneficial Owner. So long as the nominee of the Depositary (as defined below) is the registered owner of the Notes, the Notes may only be presented for redemption by the Depositary or its nominee. Accordingly, the representative of each deceased Beneficial Owner requesting redemption should submit a written request for redemption to the Participant holding beneficial interests in the Notes on behalf of the deceased Beneficial Owner in form satisfactory to the Trustee and signed by a duly authorized representative of the deceased Beneficial Owner specifying the principal amount of beneficial interests in the Notes to be redeemed, together with evidence of death and authority of the representative satisfactory to the Trustee. The Participant should forward this written request for redemption in a form satisfactory to the Depositary with all accompanying documents to the Depositary and should provide the Depositary with evidence satisfactory to the Trustee of the authority of the Participant to act on behalf of the Beneficial Owner submitting the request and a certification of the aggregate principal amount of all redemption requests made by the Participant on behalf of the deceased Beneficial Owner. The Depositary will time stamp all requests for redemption from Participants and will then forward to the Trustee the request for redemption, together with all accompanying documents, evidence, and certifications received from the Participant.

         If individual certificates are issued in exchange for the Global Note, the request for redemption, together with appropriate supporting documentation, will be submitted directly by the Beneficial Owner of the Notes to the Trustee. If the Beneficial Owner is a Participant acting on behalf of a deceased Beneficial Owner, the representative of the deceased Beneficial Owner will be required to follow the same procedures referenced above.

         The price to be paid by the Company for the Notes presented to it relating to Beneficial Owners is 100% of the principal amount thereof plus accrued interest thereon, if any, to the date of redemption. From and after the date of presentment of a request for redemption, a deceased Beneficial Owner will not be entitled to participate in any redemption at the option of the Company with respect to the principal amount of the Notes subject to such request. This will be the case even if the request is not honored and is carried over to a subsequent period as described below.

         Requests for redemption in excess of $25,000 per Beneficial Owner in a period may be honored by the Company in its sole discretion. If the Company honors such a request, the amount by which the redemption exceeds the $25,000 limitation will not be included in the computation of the aggregate $750,000 limitation. Requests for redemption will be given priority in the order of their receipt. Determinations by the Depositary and the Trustee as to order of receipt will be conclusive. Any redemption requests not honored because of the $750,000 aggregate limitation will be carried over into the next and succeeding periods and will be given priority in the order received. Because of the $750,000 annual aggregate limitation, no Beneficial Owner of the Notes can have any assurance as to the timing of any such redemption or that the Notes held by him will be paid prior to maturity.

Book-Entry Notes

         Book-Entry Notes will be represented by one or more Global Notes that will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), or such other depositary as may be subsequently designated (the "Depositary"), and registered in the name of the Depositary.

         Upon issuance, all Fixed Rate Book-Entry Notes having the same Original Issue Date, interest rate, redemption provisions, repayment provisions and Stated Maturity will be represented by one or more Global Notes, and all Floating Rate Book-Entry Notes having the same Original Issue Date, Initial Interest Rate, Base Rate, Interest Reset Period, Interest Reset Dates, Interest Payment Dates, Index Maturity, Spread and/or Spread Multiplier, if any, redemption provisions, repayment provisions, Minimum Interest Rate, if any, Maximum Interest Rate, if any, and Stated Maturity will be represented by one or more Global Notes. Book-Entry Notes represented by a Global Note will not be exchangeable for Certificated Notes and, except under the circumstances described below, will not otherwise be issuable as Certificated Notes.

         So long as the Depositary, or its nominee, is the owner of a Global Note, such Depositary or such nominee, as the case may be, will be considered the sole holder of the individual Book-Entry Notes represented by such Global Note for all purposes under the Indenture. Payments of principal of and premium, if any, and any interest on individual Book-Entry Notes represented by a Global Note will be made to the Depositary or its nominee, as the case may be, as the Holder of such Global Note. Except as set forth below, owners of beneficial interests in a Global Note will not be entitled to have any of the individual Book-Entry Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of any such Book-Entry Notes and will not be considered the Holders thereof under the Indenture, including, without limitation, for purposes of consenting to any amendment or supplement to the Indenture.

         If the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed, the Company will issue individual Certificated Notes in exchange for the Global Note or Notes representing the corresponding Book-Entry Notes. In addition, the Company may at any time and in its sole discretion determine not to have any particular Book-Entry Notes represented by one or more Global Notes and, in such event, will issue individual Certificated Notes in exchange for the Global Notes representing such Book-Entry Notes. In any such instance, an owner of a Book-Entry Note represented by a Global Note will be entitled to physical delivery of individual Certificated Notes equal in principal amount to such Book-Entry Note and to have such Certificated Notes registered in its name. Individual Certificated Notes so issued will be issued as registered Notes in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof.

         The following is based solely upon information furnished by DTC:

         1. DTC will act as securities depositary for the Global Notes. The Global Notes will be issued as fully-registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One fully-registered Global Note will be issued for each issue of the Notes having the same issue date and terms, each in the aggregate principal amount of such issue, and will be deposited with DTC.

         2. DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve Board, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants ("Direct Participants") include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

         3. Purchases of Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC's records. The ownership interest of each actual purchaser of each Note ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the

Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Notes, except in the event that use of the book-entry system for the Notes is discontinued.

         4. To facilitate subsequent transfers, all Global Notes deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Global Notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership of the Notes. DTC has no knowledge of the actual Beneficial Owners of the Notes; DTC's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holding on behalf of their customers.

         5. Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

         6. Redemption notices shall be sent to Cede & Co. If less than all of the Notes within an issue are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

         7. Neither DTC nor Cede & Co. will consent or vote with respect to the Notes. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

         8. Principal and interest payments on the Notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the date on which interest is payable in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as in the case of securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of DTC, the Agents or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Trustee. Disbursement of such payments to Direct Participants shall be the responsibility of DTC and disbursement of such payment to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

         9. DTC may discontinue providing its services as securities depositary with respect to the Notes at any time by giving reasonable notice to the Company and the Trustee. Under such circumstances, in the event that a successor securities depositary is not obtained, Notes in certificated form are required to be printed and delivered.

         10. The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, Notes in certificated form will be printed and delivered.

         The information in this section concerning DTC and DTC's book-entry system has been obtained from sources (including DTC) that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

         NONE OF THE COMPANY, THE TRUSTEE, THE AGENTS OR ANY AGENT FOR PAYMENT ON OR REGISTRATION OF TRANSFER OR EXCHANGE OF SUCH NOTES WILL HAVE ANY RESPONSIBILITY OR LIABILITY FOR ANY ASPECT OF THE RECORDS RELATING TO OR PAYMENTS MADE ON ACCOUNT OF BENEFICIAL INTERESTS IN ANY GLOBAL NOTE OR FOR MAINTAINING, SUPERVISING OR REVIEWING ANY RECORDS RELATING TO SUCH BENEFICIAL INTERESTS.

                        SUPPLEMENTAL PLAN OF DISTRlBUTlON

         Subject to the terms and conditions set forth in the Distribution Agreement with respect to the Notes (the "Distribution Agreement"), the Notes will be offered on a continuing basis by the Company through Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated who has agreed to use reasonable efforts to solicit purchases of the Notes, and/or through one or more other agents appointed by the Company in accordance with the terms of the Distribution Agreement and indicated in the relevant Pricing Supplement (Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and each other such agent, an "Agent").

         The Company will have the sole right to accept offers to purchase Notes and may reject any proposed purchase of Notes in whole or in part. The Agents shall have the right, in their discretion reasonably exercised, to reject any offer to purchase Notes, in whole or in part. Unless otherwise specified in the applicable Pricing Supplement, the Company will pay the Agents a commission of from .125% to .750% of the principal amount of a Note, depending upon stated maturity, for sales made through them as agents. Commissions with respect to Notes with stated maturities in excess of 30 years that are sold through the Agents will be negotiated between the Company and the Agents at the time of such sale.

         The Company may also sell Notes to the Agents as principals for their own accounts at a discount to be agreed upon at the time of sale, or the purchasing Agents may receive from the Company a commission or discount equivalent to the commission applicable to an agency sale of a Note of identical maturity in the case of any such principal transaction in which no other discount is agreed upon. Such Notes may be resold to investors and other purchasers at varying prices related to prevailing market prices at the time of such resale, as determined by the Agents or, if so agreed, at a fixed public offering price. The Company reserves the right to sell Notes directly on its own behalf. No commission will be payable on any Notes sold directly by the Company.

         In addition, the Agents may offer the Notes they have purchased as principal to other dealers. The Agents may sell Notes to any dealer at a discount and, unless otherwise specified in the applicable Pricing Supplement, such discount allowed to any dealer may include all or part of the discount to be received from the Company. Unless otherwise indicated in the applicable Pricing Supplement, any Note sold to an Agent as principal will be purchased by such Agent at a price equal to 100% of the principal amount thereof less a percentage equal to the commission applicable to any agency sale of a Note of identical maturity. After the initial public offering of Notes to be resold to investors and other purchasers, the public offering price (in the case of Notes to be resold at a fixed public offering price), concession and discount may be changed.

         The Agents, as agents or principals, may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 (the "Act"). The Company has agreed to indemnify the Agents against certain liabilities, including liabilities under the Act. The Company has agreed to reimburse the Agents for certain expenses.

         The Agents may sell to or through dealers who may resell to investors, and the Agents may pay all or part of their discount or commission to such dealers. Such dealers may be deemed to be "underwriters' within the meaning of the Act.

         Unless otherwise indicated in the applicable Pricing Supplement, payment of the purchase price of Notes will be required to be made in immediately available funds in The City of New York.

         Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and other Agents, if any, may be customers of, engage in transactions with, and perform services for the Company in the ordinary course of business.

         The Notes are a new issue of securities with no established trading market and will not be listed on any securities exchange. No assurance can be given as to the existence or liquidity of the secondary market for the Notes.

         In connection with the offering of the Notes, Agents may purchase and sell the Notes in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover short positions credited by the Agents in connection with the offering. The Agents also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the securities sold in the offering may be reclaimed by the Agents if such Notes are repurchased by the Agents in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time.

                                   $95,000,000

                            INDIANA GAS COMPANY, INC.

                                 Debt Securities


                              --------------------

         Indiana Gas Company, Inc. (the "Company") intends from time to time to issue up to $95,000,000 aggregate principal amount of its Debt Securities (the "Debt Securities") consisting of unsecured debentures, notes or other evidences of indebtedness, in one or more series, on terms to be determined at the time or times of sale. For each offering of Debt Securities for which this Prospectus is being delivered, there will be an accompanying Prospectus Supplement (the "Prospectus Supplement") that sets forth the title, aggregate principal amount, maturity, rate or rates and times of payment of interest, any terms for redemption at the option of the Company or the holders, any terms for sinking fund payments, any listing on a national securities exchange and the initial public offering price and any other terms in connection with the offering and sale of such Debt Securities.

         The Debt Securities may be sold directly by the Company or through agents designated from time to time or through underwriters or dealers, which may include Merrill Lynch & Co. or which may be a group of underwriters represented by Merrill Lynch & Co. or other firms. If any agents of the Company or any underwriters are involved in any sale of the Debt Securities in respect of which this Prospectus is being delivered, the names of such agents or underwriters, the principal amount, if any, to be purchased by the underwriters and the compensation, if any, of such underwriters or agents will be set forth in the Prospectus Supplement.

                              --------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              --------------------



                The date of this Prospectus is November 19, 1997.

                              AVAILABLE INFORMATION

         Indiana Gas Company, Inc. (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "SEC"). Such material may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, Suite 1300, New York, New York 10048; and copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a Web site on the internet that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including the Company. The address of such site is: http://www.sec.gov.

         The Company has filed with the SEC a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information, reference is hereby made to the Registration Statement.

                               -------------------


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents previously filed with the SEC pursuant to the Exchange Act are incorporated by reference into this Prospectus:

         (a) The Company's Annual Report on Form 10-K for the year ended September 30, 1996.

         (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended December 31, 1996, March 31, 1997 and June 30, 1997.

         (c) The Company's Current Reports on Form 8-K dated October 2, 1996, July 31, 1997, September 15, 1997, October 8, 1997,
                  October 31, 1997 and November 14, 1997.

         All documents filed by the Company pursuant to Sections 13, 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

         The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents unless specifically incorporated by reference into such documents. Requests for such copies should be directed to Vice President and Treasurer, Indiana Gas Company, Inc., 1630 North Meridian Street, Indianapolis, Indiana 46202-1496, telephone (317) 926-3351.

                               -------------------

         CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE DEBT SECURITIES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, THE DEBT SECURITIES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION."

                                   THE COMPANY

         The Company is an operating public utility engaged in the business of providing gas utility service in the State of Indiana. The Company was incorporated under the laws of the State of Indiana on July 16, 1945. All of the outstanding shares of Common Stock of the Company are owned by Indiana Energy, Inc., which is a public holding company.

         At September 30, 1997, the Company supplied gas to approximately 477,000 customers in 281 communities in 48 of the 92 counties in the State of Indiana. The Company's service area has a population of approximately 2 million and contains diversified manufacturing and agricultural-related enterprises. The principal industries served include automotive parts and accessories, feed, flour and grain processing, metal castings, aluminum products, gypsum products, electrical equipment, metal specialties and glass. The largest communities served include Muncie, Anderson, Lafayette-West Lafayette, Bloomington, Terre Haute, Marion, New Albany, Columbus, Jeffersonville, New Castle and Richmond. The Company does not provide gas service in Indianapolis although its general office is located in that city.

         The address of the general office of the Company is 1630 North Meridian Street, Indianapolis, Indiana 46202. Its telephone number is 317-926-3351.


                       RATIO OF EARNINGS TO FIXED CHARGES

         The ratio of earnings to fixed charges of the Company for the fiscal years ended September 30, 1996, 1995, 1994, 1993 and 1992 was 4.6; 4.1; 4.1;
3.5; and 3.5, respectively. The ratio of earnings to fixed charges of the Company for the twelve month period ended June 30, 1997 was 4.4. For the purpose of computing the ratio of earnings to fixed charges, (i) earnings consist of net income to which have been added income taxes, investment tax credits and fixed charges and (ii) fixed charges include interest charges, amortization of debt discount and expense, and the estimated interest component of rents.


                                 USE OF PROCEEDS

         The Company may use a portion of the net proceeds from the sale of the Debt Securities offered hereby to refinance certain series of its long-term debt (depending upon interest rates, market prices and other factors). The net proceeds from the sale of Debt Securities not used to refinance such existing indebtedness will be applied to finance, in part, the Company's continuing construction program, for the payment of obligations incurred in connection with such refinancing or such construction expenditures, and for other corporate purposes.

         Capital expenditures for the fiscal year 1997 were approximately $72,000,000 and the Company expects that approximately $68,000,000 will be expended in fiscal year 1998 and approximately $63,000,000 will be expended in fiscal year 1999. In fiscal 1997, 58% of the Company's capital expenditures was provided by funds generated internally (utility income less dividends plus charges to utility income not requiring funds). In fiscal 1996, 70% of capital expenditures was provided by funds generated internally.


                       DESCRIPTION OF THE DEBT SECURITIES

 General

         The Debt Securities will be issued under the Indenture dated as of February 1, 1991, between the Company and First Trust National Association (successor to Bank of America Illinois which in turn is successor to Continental Bank, National Association), as Trustee (the "Trustee"), as supplemented and modified by indentures supplemental thereto (the "Indenture"), a copy of which is filed as an exhibit to the Registration Statement.

         The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular Sections or defined terms of the Indenture are referred to herein or in a Prospectus Supplement, such Sections or defined terms are incorporated herein or therein by reference.

         The Indenture provides that, in addition to the Debt Securities offered hereby, additional debt securities (including both interest bearing and original issue discount securities) may be issued thereunder, without limitation as to the aggregate principal amount. The Indenture does not limit the amount of other debt, secured or unsecured, which may be issued by the Company. The Debt Securities are unsecured and rank equally with the Company's other unsecured indebtedness.

         Unless otherwise indicated in the Prospectus Supplement, the Debt Securities will be issued only in fully registered form, without coupons, in denominations of $1,000 or any multiple thereof, will be registered for transfer and exchange, and principal and interest, if any, will be payable at the Corporate Trust Offices of the Trustee in Chicago, Illinois and New York, New York. No service charge will be made for any transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other government charge payable in connection therewith.

         The applicable Prospectus Supplement or Prospectus Supplements will describe the following terms of the series of Debt Securities ("Offered Securities") in respect of which the same is being delivered: (1) the title of the Offered Securities; (2) any limit on the aggregate principal amount of the Offered Securities; (3) the date or dates on which the principal of the Offered Securities will be payable; (4) the rate or rates at which the Offered Securities will bear interest, if any, and the date or dates from which any such interest will accrue; (5) the Interest Payment Dates on which any such interest on the Offered Securities will be payable and the Regular Record Date for any interest payable on any Offered Securities; (6) the place or places where the principal of (and premium, if any) and interest, if any, on Offered Securities will be payable, any Offered Securities may be surrendered for registration or transfer, and Offered Securities may be surrendered for exchange; (7) the period or periods within which, the price or prices at which, and the terms and conditions upon which, the Offered Securities may be redeemed or purchased, in whole or in part; (8) any mandatory or optional sinking fund or analogous provisions; (9) the denominations in which any Offered Securities will be issuable if other than denominations of $1,000 and any integral multiple thereof; (10) the currency or currencies of payment of principal of (and premium, if any) and interest on the Offered Securities will be payable (if other than U.S. dollars); (11) if the amount of payments of principal of (and premium, if any) or interest on the Offered Securities may be determined with reference to an index, the manner in which such amounts will be determined; (12) if other than the full principal amount thereof, the portion of the principal amount of Offered Securities which will be payable upon declaration of acceleration of Maturity; (13) any additional Events of Default or covenants of the Company pertaining to the Offered Securities; and (14) any other terms of the Offered Securities. Any such Prospectus Supplement will also describe any special provisions for the payment of additional amounts with respect to the Offered Securities.

Limitations on Liens

         The Company has agreed that, so long as any of the Debt Securities are outstanding, it will not create or suffer to be created or to exist any mortgage on, pledge of, or other lien on or security interest in ("Lien"), any property of the Company now owned or hereafter acquired, securing any indebtedness for money borrowed ("Debt"), without first offering to the Holder of each Debt Security an undertaking by the Company to make effective provision whereby such Debt Security shall be equally and ratably secured with any and all such indebtedness and with any other indebtedness similarly entitled to be equally and ratably secured (which offer may only be accepted by any Holder in writing delivered to the Company on or prior to the 30th day following the date of the Company's notice) and in accordance with such provisions as are acceptable to the Trustee. However, these restrictions on Liens do not apply to nor prevent the creation or existence of: (i) certain governmental and similar Liens, pledges and deposits described in the Indenture; leases made, or existing on property acquired, in the ordinary course of business (including leases made in sale and lease-back transactions); and zoning restrictions, easements, licenses or restrictions on the use of real property or minor irregularities in the title thereto, which do not, in the opinion of the Company, materially impair the use of such property in the operation of the business of the Company or the value of such property for the purpose of such business; (ii) Liens on any property acquired, constructed or improved by the Company after the date of the Indenture which are created or assumed contemporaneously with, or within 120 days after, such acquisition or completion of such construction or improvement, or within six months thereafter pursuant to a firm commitment for financing arranged with a lender or investor within such 120-day period, to secure or provide for the payment of all or any part of the purchase price of such property or the cost of such construction or improvement incurred after the date of the Indenture, or, in addition to Liens contemplated by clause (iii) below, Liens on any property existing at the time of acquisition thereof, so long as the Liens do not apply to any property theretofore owned by the Company other than, in the case of any such construction or improvement, any theretofore unimproved real property on which the property so constructed or the improvement is located; (iii) existing Liens on any property or indebtedness of a corporation which is merged with or into or consolidated with the Company; (iv) Liens in favor of the United States of America, any State, or any department, agency or instrumentality or political subdivision of any such jurisdiction, to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price of the cost of constructing or improving the property subject to such Liens, including, without limitation, Liens to secure Debt of the pollution control or industrial revenue bond type; (v) Liens to secure loans to the Company maturing within 12 months from the creation thereof and made in the ordinary course of business; (vi) Liens on any property (including any natural gas, oil or other mineral property) to secure all or part of the cost of exploration, drilling or development thereof or to secure Debt incurred to provide funds for any such purpose; and (vii) Liens for the sole purpose of extending, renewing or replacing in whole or in part Debt secured by any Lien referred to in clauses
(i) through (vi) or this clause (vii), so long as the principal amount of Debt secured thereby does not exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement is limited to all or a part of the property or indebtedness which secured the Lien so extended, renewed or replaced (plus improvements on such property).

Events of Default

         The following constitute Events of Default under the Indenture with respect to Debt Securities of any series: (1) default in the payment of principal of (or premium, if any, on) any Debt Security when due and the continuation of such default for a period of three Business Days thereafter; (2) default in the payment of interest on any Debt Security when due and the continuation thereof for a period of 30 days; (3) default in the payment of any sinking fund payment when due by the terms of the Debt Securities of that series and the continuation of such default for a period of three Business Days thereafter; (4) default in the performance or breach of any covenant or warranty of the Company in the Indenture (other than a covenant or warranty included in the Indenture solely for the benefit of one or more series of Debt Securities other than such series), and the continuation thereof for 60 days after written notice to the Company as provided in the Indenture; (5) default in the payment of principal, premium, if any, or interest on (after any applicable period of grace), or acceleration of, indebtedness evidenced by any other series issued under the Indenture or any other mortgage, indenture or instrument, or other evidence of indebtedness of the Company for borrowed money, in an aggregate amount exceeding $10,000,000, which default is not rescinded or annulled, or indebtedness not discharged, within 90 days after written notice to the Company as provided in the Indenture; (6) certain events of bankruptcy, insolvency or reorganization; and (7) any other Event of Default provided with respect to Debt Securities of a particular series.

         If an Event of Default with respect to the Debt Securities occurs and is continuing, either the Trustee or the Holders of 33% in aggregate principal amount of the outstanding Debt Securities may declare the principal amount of all Debt Securities to be due and payable immediately. At any time after the declaration of acceleration with respect to the Debt Securities has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in principal amount of the outstanding Debt Securities may, under certain circumstances, rescind and annul such acceleration.

         The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in principal amount of the outstanding Debt Securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities. The right of a Holder of any Debt Security to institute a proceeding with respect to the Indenture is subject to certain conditions precedent, but each Holder has an absolute right to receive payment of principal, premium, if any, and interest when due and to institute suit for the enforcement of any such payment. The Indenture provides that the Trustee, within 90 days after the occurrence of a default with respect to the Debt Securities, is required to give the Holders of the Debt Securities notice of such default, unless cured or waived; provided that, except in the case of default in the payment of principal or of interest on any Debt Security, the Trustee may withhold such notice if it determines it is in the interest of such Holders to do so and the Trustee must withhold such notice for 45 days in the event of a default described in clause 4 of the second preceding paragraph.

         The Company is required to furnish annually to the Trustee a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance.

         Other than the restrictions on the Issuance of additional secured Debt described above, there are no provisions of the Indenture which afford Holders of the Debt Securities protection in the event of a highly leveraged transaction involving the Company. However, such a transaction would require regulatory approval and management of the Company believes that such approval would be unlikely in a highly leveraged context.

Consolidation, Merger, Sale or Conveyance

         The Indenture provides that the Company may, without the consent of the holders of the Debt Securities, consolidate with, or convey, transfer or lease its property and assets substantially as an entity to another corporation, only if in any such case (i) if the Company is not the continuing corporation, the successor corporation shall assume by a supplemental indenture the Company's obligations under the Indenture and (ii) immediately after giving effect to such transaction, no Event of Default, and no event which after notice or lapse of time would become an Event of Default, shall have occurred and be continuing.

Modification of the Indenture

         The Indenture contains provisions permitting the Company and the Trustee, with the consent of the Holders of not less than a majority in principal amount (calculated as provided in the Indenture) of the Outstanding Securities, if all series of Outstanding Securities are affected, or the Holders of a majority in aggregate principal amount of each series affected by such modification, in case one or more, but less than all, of the series of Outstanding Securities are affected, to modify the Indenture or any supplemental indenture or the rights of the Holders of the Debt Securities of any series; provided that no such modification shall, without the consent of the Holders of each Debt Security affected thereby, change the maturity of any Debt Security, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable upon redemption of any Debt Security, or reduce the overdue rate thereof or change the currency of payment of principal or interest on any Debt Security or reduce the above stated percentage in principal amount of Outstanding Securities the consent of the Holders of which is required for modification or amendment of the Indenture or for waiver of certain defaults, or change any obligation of the Company to maintain an office or agency in each Place of Payment.

         The Indenture also permits the Company and the Trustee to amend the Indenture in certain circumstances without the consent of the Holders of any Debt Securities to evidence the merger of the Company or the replacement of the Trustee and for certain other purposes.


                                     EXPERTS

         The audited financial statements and schedules incorporated by reference into this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports included or incorporated by reference herein, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

         The statements as to matters of law and legal conclusions under the caption "Description of the Debt Securities" have been reviewed by Barnes & Thornburg, counsel for the Company, and are made on the authority of said firm.


                                 LEGAL OPINIONS

         The validity of the Debt Securities will be passed upon for the Company by Barnes & Thornburg, 1313 Merchants Bank Building, 11 South Meridian Street, Indianapolis, Indiana 46204, counsel for the Company, and for the Underwriters by Reid & Priest LLP, 40 West 57th Street, New York, New York 10019, which will rely on Barnes & Thornburg as to matters of Indiana law.

                              PLAN OF DISTRIBUTION

         The Company may sell the Debt Securities to or through underwriters, and also may sell the Debt Securities directly to other purchasers or through dealers or agents. Such underwriters may include Merrill Lynch & Co. and/or a group of underwriters represented by firms including Merrill Lynch & Co. Merrill Lynch & Co. may also act as agent.

         The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

         In connection with the sale of the Debt Securities, underwriters may receive compensation from the Company or from purchasers of the Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell the Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of the Debt Securities by them may be deemed to be underwriting discounts and commissions under the Act. Any such underwriter, dealer or agent will be identified, and any such compensation received from the Company will be described, in a Prospectus Supplement.

         Under agreements which may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of the Debt Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Act, or to contribution from the Company with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof.

         If so indicated in a Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase the Debt Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Offered Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

         In connection with the offering of the Debt Securities, underwriters may purchase and sell the Debt Securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover short positions credited by the underwriters in connection with the offering. The underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the securities sold in the offering may be reclaimed by the underwriters if such Debt Securities are repurchased by the underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Debt Securities, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time.

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         No person has been  authorized to give any  information  or to make any representations other than those contained in this Prospectus Supplement or the Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus Supplement and the Prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this Prospectus Supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus Supplement or the Prospectus nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein or therein is correct as of any time subsequent to the date of such information.


                                -----------------

                                TABLE OF CONTENTS

                              Prospectus Supplement
                                                                           Page

Selected Consolidated Financial Information ................................S-2
Capitalization .............................................................S-3
Use of Proceeds ............................................................S-3
Supplemental Description of Notes ..........................................S-3
Supplemental Plan of Distribution .........................................S-16

                                   Prospectus

Available Information.........................................................2
Incorporation of Certain Documents
  by Reference ...............................................................2
The Company ..................................................................3
Ratio of Earnings to Fixed Charges ...........................................3
Use of Proceeds ..............................................................3
Description of the Debt Securities ...........................................3
Experts ......................................................................6
Legal Opinions ...............................................................6
Plan of Distribution .........................................................7

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

[BACK COVER, RIGHT COLUMN]


================================================================================

                                   $95,000,000


                            INDIANA GAS COMPANY, INC.













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